BOCA RATON
BOSTON
LONDON
NEW ORLEANS
2049 Century Park East	NEW YORK
Suite 3200	NEWARK
Los Angeles, CA 90067-3206	PARIS
Telephone 310.557.2900	SÃO PAULO
Fax 310.557.2193	WASHINGTON

Monica J. Shilling
Member of the Firm

Direct Dial 310.284.4544
mshilling@proskauer.com

May 28, 2009

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Mail Stop 4720

Washington, D.C. 20549

Attention:  Christian T. Sandoe, Senior Counsel

Re:       Ares Capital Corporation (File No. 333-158211)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 1 to its registration statement filed on Form N-2 on March 25, 2009 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) contained in your letter dated April 23, 2009 relating to the above-referenced filing.

Two copies of the amended filing, marked to show changes from the Registration Statement, are enclosed for your convenience with the hard copy of this letter.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure.

PROSPECTUS

In Addition to Regulatory Restrictions that Restrict Our Ability to Raise Capital, the Revolving Credit Facility and the CP Funding Facility Contain Various Covenants Which, If Not Complied With, Could Accelerate Repayment Under These Facilities, Thereby. Materially and Adversely Affecting Our Liquidity, Financial Condition and Results of Operations (Page 24)

1.         The first sentence of the second paragraph states that, as of December 31, 2008, the Fund was in compliance with its financial and operational covenants. Has the Fund determined its compliance

May 28, 2009

with the covenants as of a more recent date? If so, please update this disclosure to reflect whether the Fund is in compliance with these covenants as of a more recent date.

1.         The Fund has revised the disclosure on page 24 of the Registration Statement to reflect that the Fund continues to be in compliance with the financial and operational covenants of its Facilities (as defined in the Registration Statement) as of the date of the prospectus that forms a part of the Registration Statement.  In addition, please see pages 64 and 65 of the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describes the Fund’s continued compliance with the limitations and requirements of the Fund’s CP Funding Facility and the JPM Revolving Facility (each as defined in the Registration Statement).

There Are Significant Potential Conflicts of Interest that Could Impact Our Investment Returns (Page 28)

2.         The second sentence of the fifth paragraph states that to the extent that the Fund or the Adviser is able to exert influence over the Fund’s portfolio companies, the hurdles applicable to the Fund’s incentive fee may provide the Adviser (subject to its fiduciary duty to us) with an incentive to induce portfolio companies to accelerate or defer interest or other obligations owed to the Fund from one calendar quarter to another under circumstances where accrual would not otherwise occur, such as acceleration or deferral of the declaration of a dividend or the timing of a voluntary redemption. Please describe in this section the circumstances under which the Adviser could engage in this activity without breaching its fiduciary duty to the Fund.

2.         The Fund notes that it received a similar comment from the Staff in the Staff’s letter dated May 20, 2004 in connection with the Fund’s IPO.  In response to the comment, the Fund revised the disclosure to make it clear that any such behavior would be subject to the investment adviser’s fiduciary duty to the Fund.  In the Fund’s response letter to the SEC dated September 16, 2004, the Fund noted that it would be a breach of the investment adviser’s fiduciary duty to the Fund to the extent it induced any of the Fund’s portfolio companies to engage in such activity solely for the purpose of adjusting the incentive fees.  The Fund has therefore left the disclosure as drafted but is happy to discuss any additional concerns that the Staff has with respect to the disclosure.

Use of Proceeds (Page 43)

3.         Please disclose in this section how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

3.         In the last sentence of the first paragraph of page 43, the Fund indicates that it anticipates that the net proceeds from any offering of securities pursuant to the prospectus that is a part of the Registration Statement and the related prospectus supplement will be invested within three months of such offering, depending on the availability of appropriate investment opportunities

May 28, 2009

consistent with the Fund’s investment objective and strategies and market conditions. The Fund has made this sentence a separate paragraph so that it is more prominent and revised the language to indicate that the Fund anticipates that it will invest substantially all of the net proceeds within no longer than six months of any offering.

GENERAL COMMENTS

4.         Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

4.         The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

5.         We note that portions of the filing is incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

5.         The Fund acknowledges that the Staff may have additional comments on the disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally or on any exhibits added in pre-effective amendments.

6.         If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

6.         The Fund intends to omit information with respect to the following items from the form of prospectus included with the registration statement that is declared effective in reliance on 430C under the Securities Act:  public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date.  The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the Commission pursuant to Rule 497 of the Securities Act of 1933.

7.         Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

7.         The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with its Registration Statement.

May 28, 2009

8.         Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

8.         The Fund notes that Amendment No. 1 to its Registration Statement filed on Form N-2 today and this letter dated May 28, 2009 set forth the Fund’s responses to the Staff’s comments.

9.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

9.         The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s Registration Statement.  Please do not hesitate to call me at (310) 284-4544.  In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Michael D. Weiner, Ares Capital Corporation
Michael A. Woronoff